

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

<u>Via E-mail</u>
Daryl J. Ehrmantraut
Chief Executive Officer
Quantum Solar Power Corp.
3900 Paseo Del Sol, Suite A311
Santa Fe, NM 87507

> **Re:** **Quantum Solar Power Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 13, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 000-52686**

Dear Mr. Ehrmantraut:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                    Sincerely,

                                    /s/ Patrick Gilmore

                                    Patrick Gilmore
                                    Accounting Branch Chief